

02006870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Uf 3-11-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Upromise Investments Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Brookline Place West, 4th Floor
(No. and Street)

Brookline	MA	02445
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick McKeon — 617-582-1400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110-9862
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Patrick McKeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upromise Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Patrick McKeon
Signature

Senior Vice President & CFO
Title

Notary Public
SHAWNA H. TOUSSAINT
Notary Public
My Commission Expires
April 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

To Board of Directors of Upromise Investments, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Upromise Investments, Inc. (the "Company") for the periods from January 1, 2001 through May 21, 2001(date of acquisition) and May 21, 2001 (date of acquisition) through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2002

Upromise Investments, Inc.

Statement of Financial Condition

December 31, 2001


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors of Upromise Investments, Inc.

In our opinion the accompanying statement of financial condition of Upromise Investments, Inc. (the "Company") (a wholly-owned subsidiary of Upromise, Inc. (the "Parent") and formerly known as Premier Mutual Fund Services, Inc.) presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company, as disclosed in the notes to the financial statement, has extensive transactions with the Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 19, 2002

Upromise Investments, Inc.
Statement of Financial Condition
December 31, 2001

Assets		
Cash and equivalents	$	400,681
Cash segregated under federal and other regulations		4,172,187
Prepaid expenses		7,214
Securities owned, at fair value		3,300
Intangible asset, net		153,455
Total assets	$	4,736,837
Liabilities and Stockholder's Equity		
Payable to customers	$	4,163,150
Payable to Parent		30,831
		4,193,981
Common Stock, $.01 par; authorized 100, issued and outstanding 100		1
Additional paid-in capital		592,286
Retained earnings		(49,431)
Total stockholder's equity		542,856
Total liabilities and stockholder's equity	$	4,736,837

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Upromise Investments, Inc. (the "Company"), formerly known as Premier Mutual Fund Services, Inc., is a Delaware corporation and a wholly-owned subsidiary of Upromise, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company, which was a wholly-owned subsidiary of FDI Distribution Services, Inc, was acquired by the Parent on May 21, 2001 to act as broker-dealer for the Parent's college savings service. Prior to the acquisition of the Company, the Parent was under a service contract with Premier Mutual Fund Services, Inc. and FDI Distribution Services, Inc. to provide all broker-dealer activities associated with the Parent's college savings service.

The Company provides broker-dealer services to individuals who become members of the Parent's service. The Parent operates a consumer savings and loyalty network that allows the Parent's members to save for college tuition and other expenses when they purchase goods or services from merchants participating in the Parent's services. The Company enters into marketing and services agreements with managers of qualified tuition savings plans offered under section 529 of the Internal Revenue Code of 1986 ("529 Plans") which allow members (customers of the Company) to invest their rebates in such plans.

2. Summary of Significant Accounting Policies

Risks and Uncertainties

The future viability of the Company is dependent on the Parent's ability to successfully continue its planned operations. The Parent is subject to a number of risks common to companies in developing industries including, but not limited to, an evolving and unpredictable business model, a limited operating history, market acceptance of new solutions and services, dependence on key personnel and the Parent's ability to manage its expenditures in order to maintain positive cash and working capital through the year ending December 31, 2002. The statement of financial condition does not include any adjustments that might result from the outcome of these uncertainties. See also Note 4.

Use of Estimates

The accompanying statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Equivalents

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less, that are not held for sale in the ordinary course of business. Included in cash and equivalents is $167,056 of shares in a money market account.

Cash Segregated in Under Federal and Other Regulations

The Company maintains separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. Rule 15c3-3 allows the Company to maintain the required amounts in cash or qualified securities.

Securities Owned
Security transactions are recorded on a trade date basis. Securities owned by the Company consist entirely of an investment in the NASDAQ Stock Market, Inc. This security is not readily marketable and cannot be publicly sold, and is therefore valued at fair value as determined by management. Management has determined that the security's fair value approximated cost of $3,300 at December 31, 2001.

Payable to Customers
Payable to customers arise from cash received by the Company from the Parent's merchant participants on the customers behalf.

Income Taxes
The Company is included in the consolidated income tax returns filed by the Parent. Current and deferred income taxes are allocated by the Parent to its consolidated subsidiaries to each subsidiary as if it were a separate tax payer. Deferred income taxes are recognized for the future tax consequences of tax differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current and deferred tax assets and liabilities resulting from the income tax allocations are recorded as receivable from or payable to the Parent.

Intangible Assets
Intangible assets are amortized on a straight-line basis using an estimated useful life of three years. In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 establishes new guidelines for accounting for intangible assets which became effective for the Company on January 1, 2002. The Company currently expects that the intangible asset, relating to a brokerage license, will have an indefinite life and, therefore, the amortization will cease subsequent to December 31, 2001. The Company will be required to annually review the asset for potential impairment. The Company has concluded that there is no impairment as of December 31, 2001.

3. Acquisition

On May 21, 2001, the Parent acquired all of the outstanding stock of the Company from FDI Distribution Services, Inc. for cash of $592,287, including transaction costs of $40,497. This acquisition was accounted for as a purchase under Accounting Principles Board Opinion No. 16, *Business Combinations*.

The Company has allocated its purchase price to the assets acquired based upon the Company's estimate of fair value. The purchase price was allocated to the tangible and intangible assets as follows (no liabilities were assumed):

Cash and equivalents	$ 398,490
Investments	3,300
Intangible asset	190,497
	$ 592,287

4. Related Party Transactions

During the period ended December 31, 2001, the Parent paid licensing and registration fees levied during 2001 on behalf of the Company. As of December 31, 2001, $30,831 remains payable to the Parent.

Effective May 21, 2001, the Company has a service and expense agreement with the Parent for the Parent to provide all necessary business operation functions without cost or reimbursement to the Parent. These services include, but are not limited to: rent and facilities expenses, financial management, tax return preparation and filings, public relations, legal services, information systems, human resources and other corporate and administrative services.

As part of the fulfillment of services provided to the Company, the Parent had a consulting agreement with Funds Distributors, Inc., an affiliate of the prior owner of the Company (FDI Distribution Services, Inc.). This agreement terminated on December 28, 2001.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of debit balances arising from customer transactions. During 2001, there were no withdrawals of equity or dividends paid by the Company. At December 31, 2001, the Company had net capital of $375,546, which was $125,546 in excess of its required net capital of $250,000. There were no customer debit balances at December 31, 2001.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate income tax return.

The current and deferred portions of the income tax expense (benefit) for the period ended December 31, 2001, is as follows:

	Current	Deferred	Total
Federal	$ -	$ (3,812)	$ (3,812)
State and local	-	(1,177)	(1,177)
Valuation allowance	-	4,989	4,989
	$ -	$ -	$ -

The Company currently believes that it is more likely than not that its deferred tax asset will not be realized.